Exhibit 99.1

Ctrip.com International, Ltd.

Index to unaudited condensed

consolidated financial statements

Ctrip.com International, Ltd.

Unaudited condensed consolidated statements of comprehensive income

For the six-month periods ended June 30, 2011 and 2012

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012	Six-month period ended June 30, 2012
	RMB	RMB	US$

Revenues:
Hotel reservation	676,847,648	777,154,794	122,328,789
Air-ticketing	673,814,064	764,731,646	120,373,311
Packaged-tour	233,116,995	300,156,536	47,246,425
Corporate travel	71,005,632	88,149,909	13,875,320
Others	45,710,743	64,357,731	10,130,290

Total revenues	1,700,495,082	1,994,550,616	313,954,135

Less: business tax and related surcharges	(102,944,364)	(110,117,177)	(17,333,099)

Net revenues	1,597,550,718	1,884,433,439	296,621,036

Cost of revenues	(354,470,679)	(467,125,627)	(73,528,353)

Gross profit	1,243,080,039	1,417,307,812	223,092,683

Operating expenses:
Product development	(267,109,979)	(404,560,164)	(63,680,177)
Sales and marketing	(266,085,912)	(400,640,961)	(63,063,271)
General and administrative	(178,763,723)	(267,500,627)	(42,106,190)

Total operating expenses	(711,959,614)	(1,072,701,752)	(168,849,638)

Income from operations	531,120,425	344,606,060	54,243,045

Interest income	42,058,885	77,638,917	12,220,827
Other income	30,444,640	65,804,164	10,357,967

Income before income tax expense, equity in income of affiliates and noncontrolling interests	603,623,950	488,049,141	76,821,839

Income tax expense	(110,803,222)	(181,355,223)	(28,546,391)
Equity in income of affiliates	9,477,992	25,285,905	3,980,152

Net income	502,298,720	331,979,823	52,255,600
Less: Net income attributable to noncontrolling interests	(3,688,015)	(3,942,782)	(620,617)

Net income attributable to Ctrip’s shareholders	498,610,705	328,037,041	51,634,983

Net income	502,298,720	331,979,823	52,255,600
Other comprehensive income:
Foreign currency translation adjustments	(35,043,784)	22,485,115	3,539,290
Unrealized securities holding losses, net of tax	(148,974,740)	(85,514,008)	(13,460,414)

Total comprehensive income	318,280,196	268,950,930	42,334,476

Less: Comprehensive income attributable to noncontrolling interests	(3,688,015)	(3,942,782)	(620,617)

Comprehensive income attributable to Ctrip’s shareholders	314,592,181	265,008,148	41,713,859
Earnings per ordinary share
—Basic	13.88	9.19	1.45

—Diluted	13.09	8.84	1.39

Earnings per ADS
—Basic	3.47	2.30	0.36

—Diluted	3.27	2.21	0.35

Weighted average ordinary shares outstanding
—Basic shares	35,927,061	35,704,754	35,704,754

—Diluted shares	38,091,111	37,099,690	37,099,690

Share-based compensation included in Operating expense above is as follows:
Product development	44,080,082	63,030,571	9,921,387
Sales and marketing	22,160,921	27,484,343	4,326,199
General and administrative	91,327,356	118,977,367	18,727,745

The accompanying notes are an integral part of these consolidated financial statements.

Ctrip.com International, Ltd.

Unaudited condensed consolidated balance sheets

As of December 31, 2011 and June 30, 2012

	December 31, 2011	June 30, 2012	June 30 2012
	RMB	RMB	US$

ASSETS

Current assets:
Cash and cash equivalents	3,503,428,418	2,850,207,554	448,639,628
Restricted cash	211,636,294	800,411,906	125,989,596
Short-term investments	1,288,471,562	1,630,600,004	256,666,143
Accounts receivable, net	789,036,329	1,045,488,633	164,566,131
Due from related parties	4,994,560	8,916,184	1,403,461
Prepayments and other current assets	561,193,151	663,829,609	104,490,730
Deferred tax assets, current	39,782,201	45,074,318	7,094,966

Total current assets	6,398,542,515	7,044,528,208	1,108,850,655

Long-term deposits and prepayments	155,360,492	190,674,554	30,013,309
Land use rights	113,460,899	112,069,315	17,640,377
Property, equipment and software	683,903,870	728,493,097	114,669,148
Investments	1,305,145,043	1,271,186,174	200,092,267
Goodwill	798,601,767	801,585,341	126,174,302
Intangible assets	306,420,192	324,768,635	51,120,516

Total assets	9,761,434,778	10,473,305,324	1,648,560,574

LIABILITIES

Current liabilities:
Short-term borrowings	—	381,110,460	59,989,054
Accounts payable	763,256,074	1,017,255,831	160,122,120
Due to related parties	9,195,558	8,077,967	1,271,520
Salary and welfare payable	145,524,036	135,506,750	21,329,569
Taxes payable	220,604,123	128,151,301	20,171,777
Advances from customers	1,090,852,066	1,179,800,535	185,707,624
Accrued liability for customer reward program	161,838,531	184,686,026	29,070,679
Other payables and accruals	176,789,865	375,892,781	59,167,761
Deferred tax liabilities	—	94,852,500	14,930,348

Total current liabilities	2,568,060,253	3,505,334,151	551,760,452

Deferred tax liabilities, non-current	48,308,692	53,559,933	8,430,652

Total liabilities	2,616,368,945	3,558,894,084	560,191,104

Commitments and contingencies (Note 8)
Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 35,849,473 and 34,706,939 share issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	2,939,527	2,959,701	465,875
Additional paid-in capital	3,465,924,424	3,695,005,846	581,615,905
Statutory reserves	98,049,668	98,049,668	15,433,601
Accumulated other comprehensive loss	(172,466,277)	(235,495,170)	(37,068,341)
Retained earnings	3,806,608,747	4,134,645,788	650,817,848
Less: Treasury stock (242,832 and 1,703,562 shares at December 31, 2011 and June 30, 2012, respectively)	(158,761,225)	(846,758,547)	(133,284,833)

Total Ctrip’s shareholders’ equity	7,042,294,864	6,848,407,286	1,077,980,055

Noncontrolling interests	102,770,969	66,003,954	10,389,415

Total shareholders’ equity	7,145,065,833	6,914,411,240	1,088,369,470

Total liabilities and shareholders’ equity	9,761,434,778	10,473,305,324	1,648,560,574

The accompanying notes are an integral part of these consolidated financial statements.

Ctrip.com International, Ltd.

Unaudited condensed consolidated statements of shareholders’ equity

For the six-month periods ended June 30, 2011 and 2012

	Ordinary shares (US$0.01 par value)
			Additional paid-in capital	Statutory reserves	Accumulated other comprehensive Income/(loss)	Retained earnings	Treasury Stock	Total Ctrip’s shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
	Number of shares	Par Value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010	35,885,163	2,926,132	3,073,551,037	93,384,908	198,972,084	2,734,858,610	—	6,103,692,771	86,230,017	6,189,922,788

Exercise of share option	159,372	10,356	39,449,623	—	—	—	—	39,459,979	—	39,459,979
Share-based compensation	—	—	156,350,359	—	—	—	—	156,350,359	—	156,350,359
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(35,043,784)	—	—	(35,043,784)	—	(35,043,784)
Unrealized securities holding losses	—	—	—	—	(148,974,740)	—	—	(148,974,740)	—	(148,974,740)
Net income	—	—	—	—	—	498,610,705	—	498,610,705	3,688,015	502,298,720
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	18,137,400	18,137,400
Acquisition of additional stake in a subsidiary	—	—	(190,199)	—	—	—	—	(190,199)	(6,128,067)	(6,318,266)

Balance as of June 30, 2011	36,044,535	2,936,488	3,269,160,820	93,384,908	14,953,560	3,233,469,315	—	6,613,905,091	101,927,365	6,715,832,456

Balance as of December 31, 2011	35,849,473	2,939,527	3,465,924,424	98,049,668	(172,466,277)	3,806,608,747	(158,761,225)	7,042,294,864	102,770,969	7,145,065,833

Exercise of share option	318,196	20,174	42,566,418	—	—	—	—	42,586,592	—	42,586,592
Share-based compensation	—	—	208,271,928	—	—	—	—	208,271,928	—	208,271,928
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	—
Repurchasing common stock	(1,460,730)	—	—	—	—	—	(687,997,322)	(687,997,322)	—	(687,997,322)
Foreign currency translation adjustments	—	—	—	—	22,485,115	—	—	22,485,115	—	22,485,115
Unrealized securities holding losses	—	—	—	—	(85,514,008)	—	—	(85,514,008)	—	(85,514,008)
Net income	—	—	—	—	—	328,037,041	—	328,037,041	3,942,782	331,979,823
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	16,500,000	16,500,000
Acquisition of additional stake in subsidiaries	—	—	(21,756,924)	—	—	—	—	(21,756,924)	(57,209,797)	(78,966,721)
Balance as of June 30, 2012	34,706,939	2,959,701	3,695,005,846	98,049,668	(235,495,170)	4,134,645,788	(846,758,547)	6,848,407,286	66,003,954	6,914,411,240

The accompanying notes are an integral part of these consolidated financial statements.

Ctrip.com International, Ltd.

Unaudited condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2011 and 2012

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012	Six-month period ended June 30, 2012
	RMB	RMB	US$

Cash flows from operating activities:
Net income	502,298,720	331,979,823	52,255,600
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	157,568,359	209,492,281	32,975,331
Equity in income of affiliates	(9,477,992)	(25,285,905)	(3,980,152)
Investment gains	—	(46,882,381)	(7,379,566)
Provision for doubtful accounts	18,384	632,018	99,483
Depreciation of property, equipment and software	37,683,580	42,173,850	6,638,415
Amortization of intangible assets and land use rights	5,291,059	5,843,142	919,745
Deferred income tax benefit provision	1,715,797	89,055,433	14,017,855
Loss from disposal of property, equipment and software	1,098,750	204,438	32,180
Changes in current assets and liabilities:
Increase in accounts receivable	(171,695,942)	(253,676,537)	(39,930,196)
Increase in due from related parties	(1,907,321)	(3,936,404)	(619,613)
Increase in prepayments and other current assets	(1,626,526)	(15,559,490)	(2,449,156)
Increase in long-term deposits	(1,125,542)	(5,539,701)	(871,982)
Increase in accounts payable	76,781,541	251,257,368	39,549,405
Decrease in due to related parties	(4,167,525)	(688,686)	(108,403)
Decrease in salary and welfare payable	(42,903,555)	(9,030,834)	(1,421,507)
Decrease in taxes payable	(26,863,282)	(92,367,563)	(14,539,204)
Increase in advances from customers	128,095,664	78,703,605	12,388,416
Increase in accrued liability for customer reward program	16,475,577	22,925,080	3,608,544
Increase in other payables and accruals	40,530,770	73,049,338	11,498,399

Net cash provided by operating activities	707,790,516	652,348,875	102,683,594

Cash flows from investing activities:
Purchase of property, equipment and software	(117,790,990)	(118,547,984)	(18,660,158)
Cash paid for investments	(5,100,000)	—	—
Cash (paid for) received from acquisition, net of cash acquired	(6,991,804)	11,481,115	1,382,380
Increase in restricted cash	(6,584,194)	(7,094,226)	(1,116,673)
Decrease (Increase) in short-term investment	603,261,946	(345,331,222)	(54,357,189)
Disposal of subsidiaries	—	14,547,570	2,714,690

Net cash provided by (used in) investing activities	466,794,958	(444,944,747)	(70,036,950)

Cash flows from financing activities:
Proceeds from short-term bank loan	—	381,110,460	59,989,054
Proceeds from exercise of share option	20,656,434	42,262,708	6,652,402
Repurchase of common stock	—	(731,540,670)	(115,148,854)
Cash paid to noncontrolling investors	(6,318,266)	(60,477,908)	(9,519,583)
Increase in restricted cash due to financing activity	—	(583,962,233)	(91,919,130)
Cash received from new investors	—	83,962,233	13,216,155
Net cash provided by (used in) financing activities	14,338,168	(868,645,410)	(136,729,956)

Effect of foreign exchange rate changes on cash and cash equivalents	(10,640,244)	8,020,418	1,262,462
Net increase (decrease) in cash and cash equivalents	1,178,283,398	(653,220,864)	(102,820,850)
Cash and cash equivalents, beginning of period	2,153,935,111	3,503,428,418	551,460,478

Cash and cash equivalents, end of period	3,332,218,509	2,850,207,554	448,639,628

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	133,870,869	200,014,556	31,483,481

Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(34,342,305)	(37,072,415)	(5,835,419)
Liabilities incurred for acquisitions and investments	(16,440,000)	(36,635,094)	(5,766,582)

The accompanying notes are an integral part of these consolidated financial statements.

Ctrip.com International, Ltd.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1. Organization and nature of operations

The accompanying unaudited condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries and certain VIEs. The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

2. Principal accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim reporting.

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, previously filed with the Securities and Exchange Commission (“SEC”).

Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, certain VIEs and their respective subsidiaries. All significant transactions and balances between the Company, its subsidiaries and certain VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company has adopted the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the following significant VIEs and respective significant subsidiaries are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

The following is a summary of the Company’s significant VIEs and respective significant subsidiaries:

Name of VIE	Date of establishment/acquisition

Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001

Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003

Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003

Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004

Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007

Nantong Tongcheng Information Technology Co., Ltd. (“Nantong Tongcheng”)	Established on April 16, 2007

Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008

Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011

For the six-month periods ended June 30, 2011 and 2012, the Company would be considered the primary beneficiary of a VIE and consolidated the VIE if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

Significant variable interest entities and respective significant subsidiaries

As of June 30, 2012, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the

Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of June 30, 2012.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a senior officer of the Company collectively hold 99.93% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB70,000,000 as of June 30, 2012.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of June 30, 2012.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of June 30, 2012.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior officers of the Company collectively control 98.2% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB5,000,000 as of June 30, 2012.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of June 30, 2012.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB3,500,000 as of June 30, 2012.

Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007. Nantong Tongcheng holds a value-added telecommunications business license. A family member of senior officer holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng was RMB10,000,000 as of June 30, 2012.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of June 30, 2012.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of June 30, 2012.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs.

As of June 30, 2012, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows

Irrevocable Powers of Attorney:    The nominee shareholders of the VIEs irrevocably appoint the Company’s executive officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in the VIEs and the designation of the general manager of the VIEs. The appointment of any executive officer of the Company as the attorney-in-fact will terminate if the officer is no longer employed by one of the wholly-owned subsidiaries of the Company (“WFOEs”). The term of each of the irrevocable powers of attorney is typically 10 years and the Company’s current power of attorneys mature between 2015 and 2022. The relevant WFOE has the power to terminate the power of attorney or it will be automatically terminated if the technical consulting and services agreement between the WFOE and the VIE is terminated. The Company may, at its discretion, cause the power of attorney to be renewed or re-signed by the nominee shareholders.

Share Pledge Agreements:    The equity owners pledge their respective equity interests in the VIEs as guarantee for the payment by the VIEs of the business loans under the business loan agreements and/or technical and consulting services fees under the technical consulting and services agreements. In the event any of the VIEs or the nominee shareholders breaches any of their obligations under the business loans or the technical consulting and services agreements, the relevant WFOE, pursuant to the exclusive option agreement, is entitled to require the nominee shareholder to transfer his or her equity interests without consideration to other PRC citizens or entities designated by the WFOE at any time at the WFOE’s discretion or sell the equity interests held by the nominee shareholders and retain the proceeds from such sale, to the extent permissible under PRC law. Each of the agreements terminates when the corresponding loan agreement terminates or when the payment obligations of the service fees as well as other obligations under the exclusive technology consulting and service agreement have been performed in full.

Technical Consulting and Services Agreements:    The WFOEs provide the VIEs with technical consulting and related services and staff training and information services. The WFOEs also maintain the VIEs’ network platforms. In consideration for those services, the VIEs agree to pay the WFOEs service fees. The service fees are eliminated upon consolidation. As the WFOEs are the exclusive providers of these services, the Company believes they are entitled to receive substantially all of the economic benefits of the VIEs in the form of service fees based on the agreements and are entitled to determine the level of service fees paid. The term of these agreements is 10 years and the Company’s current service agreements will expire between 2013 and 2022. The agreements are renewable with the relevant WFOE’s prior consent, and if an agreement is renewed, mutual consent by both parties is needed to determine the new contract period. The WFOEs can terminate the agreements any time with an advance notice, and the VIEs can only terminate the agreement in extraordinary cases such as material misconduct or bankruptcy of the WFOEs. The WFOE may adjust the service fee at its discretion. The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 78% and 79% for the periods ended June 30, 2011 and 2012, respectively.

Business Loan Agreements:    Loans were granted to certain nominee shareholders of the VIEs with the sole and exclusive purpose of providing funds necessary for the capitalization of the VIEs. Each of the agreements will automatically expire upon full satisfaction of the outstanding loan obligations and the term of these loans is typically ten years and may be extended upon mutual consent. The loans under the currently effective business loan agreements will become due between 2013 and 2022.

Exclusive Option Agreements:    The nominee shareholders of the VIEs irrevocably grant the WFOEs an exclusive option to, to the extent permitted under PRC law, purchase all of their equity interests in the VIEs at any time as they desire or, alternatively, request the nominee shareholders to transfer their equity interests in the VIE to new nominee shareholders designated by the WFOEs at any time. Without the applicable WFOEs’ written consent, the nominee shareholders and the VIEs may not transfer, pledge, or otherwise dispose of material assets or equity interests in any way. The term of each of the exclusive option agreements is typically 10 years and the Company’s current exclusive option agreements mature between 2013 and 2022. The agreements are renewable at the relevant WFOEs’ discretion or upon mutual consent.”

Through the above mentioned contractual agreements, (i) all equity owners of the VIEs irrevocably appoint an executive officer of the WFOEs to vote on their behalf on all matters they are entitled to vote on, (ii) the WFOEs provide the VIEs with technical consulting and related services and thereby derive economic benefits from the VIEs by collecting services fees from them, (iii) the WFOEs extended business loans to the VIE’s shareholders to fund the capitalization of the VIEs, and (iv) the shareholders of the VIEs pledge their respective equity interests in the VIEs to the WFOEs as guarantee for the relevant VIE’s payment of the service fees under the technical consulting and services agreements, or the repayment of these business loans by such shareholders, as applicable, and (v) as consideration for the business loan agreements between the WFOEs and the shareholders of the VIEs, the shareholders grant the WFOEs an exclusive, irrevocable option, to the extent permitted by the PRC law, to purchase all of their equity interest in the VIEs at any time as they desire or, alternatively, request the shareholders to transfer their equity interests in the VIEs to other nominee shareholders designated by the WFOEs at any time. The Group controls the VIEs’ subsidiaries through direct equity ownership and contractual arrangements between the noncontrolling interest nominee shareholder and the relevant WFOE. As a result, the group consolidates the VIEs’ subsidiaries.

Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and its affiliated Chinese entities

The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, airticketing, travel agency or advertising businesses. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group’s VIEs in the consolidated financial statements

The VIEs mainly conduct business in air-ticketing, travel agency, advertising and value-added telecommunication businesses in China due to the substantial restrictions on foreign ownership imposed by current PRC laws and regulations. The Company’s contractual arrangements with each of its VIEs are similar in nature. Summary financial information of the VIEs, which represents consolidated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements is as follows:

	December 31, 2011	June 30, 2012
	RMB	RMB

Total assets	3,282,365,402	3,394,547,247
Inter-company receivables	(404,109,838)	(82,066,542)
Total assets excluding inter-company	2,878,255,564	3,312,480,705
Total liabilities	2,799,765,002	2,782,660,498
Inter-company payables	(1,252,325,502)	(861,553,309)

Total liabilities excluding inter-company	1,547,439,500	1,921,107,189

As of June 30, 2012 and December 31, 2011, the VIEs’ assets mainly consisted of cash and cash equivalent (June 30, 2012: RMB1,525 million, December 31, 2011: RMB1,389 million), accounts receivables (June 30, 2012: RMB849 million, December 31, 2011: RMB609 million), and prepayments and other current assets (June 30, 2012: RMB499 million, December 31, 2011: RMB455 million). The inter-company receivables of RMB82 million and RMB404 million as of June 30, 2012 and December 31, 2011 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of June 30, 2012 and December 31, 2011, the VIEs’ liabilities mainly consisted of advance from customers (June 30, 2012: RMB912 million, December 31, 2011: RMB824 million), accounts payable (June 30, 2012: RMB811 million, December 31, 2011: RMB538 million), taxes payable (June 30, 2012: RMB32 million, December 31, 2011: RMB62 million), salary and welfare payable (June 30, 2012: RMB51 million, December 31, 2011: RMB51 million). The inter-company payables as of June 30, 2012 and December 31, 2011 were RMB862 million and RMB1,252 million, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIE’s subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB367 million as of June 30, 2012. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012
	RMB	RMB

Net revenues	850,011,262	1,103,348,172
Cost of revenues	198,738,674	272,005,815
Net income	94,636,855	114,649,440

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Air-ticketing and packaged-tour businesses accounted for around 50% of the Company’s total revenues for the six-month period ended June 30, 2012. The increase in air-ticketing and packaged-tour revenues is primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB437 million and RMB534 million for the periods ended June 30, 2011 and 2012, respectively.

Foreign currencies

The Group’s reporting currency is RMB. The Company’s subsidiaries and VIEs, with an exception of Ctrip.com (Hong Kong) Limited, C-Travel International Limited (“C-Travel”), ezTravel Co., Ltd. (“ezTravel”) and HKWOT (BVI) Limited (“Wing On Travel”), use RMB as their functional currency. Ctrip.com (Hong Kong) Limited and Wing On Travel operate primarily using the Hong Kong dollar (“HK$”), C-Travel operates primarily using the United States dollars (“US$”), and ezTravel operates primarily using the Taiwan dollar (“NT$”) and therefore, the HK$, US$ and NT$ have been determined to be the functional currency for the subsidiaries, respectively. From 2009, Ctrip.com International, Ltd., our listed Company incorporated in Cayman Islands, changed its functional currency from RMB to US$ due to changes in its economic facts and circumstances, including growth in existing operations outside of mainland China and an active plan to explore overseas markets.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), the Hong Kong Association of Banks (the “HKAB”) or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel respectively. Gains and losses resulting from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the unaudited condensed consolidated statements of comprehensive income.

Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB functional currency are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the unaudited condensed consolidated financial statements.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3530 on June 29, 2012, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2012, or at any other rate.

Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners. As of June 30, 2012, restricted cash increased mainly relating to the guarantee of a bank loan.

Short-term investments

Short-term investments represent bank certificates of deposit placed with banks or other financial institutions with original maturities from the date of purchase of more than three months.

Land use rights

Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

Investments

The Company investments include cost method investment, equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. On May 21, 2009, the Company acquired additional equity interest in Home Inns & Hotels Management Inc. (“Home Inns”), resulting in the Company possessing the ability to exercise significant influence and meeting requirement to apply equity method of accounting (Note 3). Under this method, the Company’s share of the post-acquisition profits or losses of an affiliated entity is recognized in the consolidated statements of comprehensive income. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Company has designated its investment in commons shares of China Lodging Group, Limited (“Hanting”) as available-for-sale equity securities and its convertible redeemable preferred shares (“Preferred Share”) of Dining Secretary China Limited (“Dining Secretary”) as available-for-sale debt securities in accordance with ASC320-10, respectively. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurements of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2011 and June 30, 2012, carrying values of these financial instruments except for available-for-sale investments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized gains and losses (change in fair value that is considered temporary) in the unaudited condensed statement of shareholders’ equity or in the unaudited condensed statement of comprehensive income (change in fair value that is considered other-than-temporary).

The Company does not have any financial liabilities which must be measured at fair value on a recurring basis.

We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited condensed consolidated statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

From January 1, 2009, following the adoption of ASC 810, “Consolidation”, the Company also renamed the minority interests to noncontrolling interests and reclassified it on the unaudited condensed consolidated balance sheets from the mezzanine section between liabilities and equity to a separate line item in the unaudited condensed consolidated statements of shareholders’ equity. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

As of June 30, 2012, the Company believes that it is more-likely-than-not that the fair value of the reporting unit is greater than their respective carrying values. There was no impairment of goodwill during the six-month periods ended June 30, 2011 and 2012. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment is indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2011 and June 30, 2012. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2011 and June 30, 2012. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the six-month periods ended June 30, 2011 and 2012.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2011, and June 30, 2012, the Group’s accrued liability for its customer reward program amounted to RMB161,838,531 and RMB184,686,026, respectively, based on the estimated liabilities under the customer reward program.

Revenue recognition

The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”), Ctrip Information Technology (Nantong) Co., Ltd. (“Ctrip Information Technology”), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs.

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and air-ticketing services provided to customers. In the unaudited condensed consolidated statements of comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax (“VAT”) payer. Such tax reform did not have material impact on its unaudited condensed consolidated financial statements.

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Air-ticketing services

Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services. The Group receives commissions from travel suppliers for air-ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Wing On Travel conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered. In cases where these entities undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered. Loss due to obligations from cancelled travel services of such principal arrangement is minimal in the past.

Corporate travel

Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered, e.g. air tickets are issued, hotel stays or packaged-tour are completed, and collections are reasonably assured.

Other businesses

Other businesses comprise primarily of Internet-related advertising services, the sale of Property Management System (“PMS”), and related maintenance service, commissions from train tickets booking and money exchange transaction services.

Shanghai Ctrip Commerce receives advertising revenues, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

Software Hotel Information conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, telecommunication expenses, credit card service fee, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

Product development

Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website and software development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software for internal use and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB60,043,681 and RMB113,841,694 for the six-month periods ended June 30, 2011 and 2012 respectively, are charged to the statements of income as incurred.

Share-based compensation

In accordance with ASC 718 “Compensation- Stock Compensation”, all grants of stock options are recognized in the unaudited condensed consolidated financial statements based on their grant date fair values. Stock-based compensation expense relates primarily to expense for stock options and restricted stock units (“RSUs”).

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2011 and June 30, 2012, 1,242,025 and 1,036,398 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and RSUs), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2011 and June 30, 2012, 4,191,517 and 2,726,453 options and 190,916 and 672,726 RSUs were outstanding under the 2007 Incentive Plan respectively.

Option modification

In February 2009, the Board of Directors approved an option modification to reduce the exercise price of all outstanding unvested options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options with a new vesting period ranging from three years to four years. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of February 10, 2009, which was the last trading day prior to the board approval. Other terms of the option grants remain unchanged. Total options modified amount to 1.6 million. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company expects to take a modification charge for the incremental compensation cost of approximately US$15 million over the remaining vesting periods of three years to four years of the modified options.

In December 2009, the Board of Directors approved an option modification to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. Other terms of the option grants remain unchanged. Total options modified amount to 0.6 million, which were fully vested. The Company had taken a modification charge for the incremental compensation cost of US$2.6 million in 2009, the period in which the modification occurred.

In February 2010, the compensation committee approved an option modification to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options. Other terms of the option grants remain unchanged. Total options modified amount to 2.8 million, which includes 2.3 million related to the unvested options and 0.5 million related to the vested options. The Company has taken a modification charge for the incremental compensation cost of US$2.2 million in 2010 for fully vested options and expects to take approximately US$2.7 million incremental cost for unvested options over their respective remaining vesting period.

In January 2012, the compensation committee approved an option conversion, which allows all options granted under the 2007 incentive plan with exercise price exceeding $120.00 per ordinary share, to be converted to restrict share unit (RSU) on a 4:1 ratio. The total options modified approximate 1.9 million and the Company incurred no incremental cost for such modification.

As of June 30, 2012, there was US$120.0 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.4 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the six-month period ended June 30, 2012, total cash received from the exercise of share options amounted to RMB42.3 million (approximately US$6.7 million).

The Company granted 112,418 restricted share units to employees with 4 years requisite service period during the six-month period ended June 30, 2012 under the 2007 Incentive Plan with total share-based compensation cost amounted to US$9.1 million. As of June 30, 2012, there was US$26.6 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 3.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeiture rate.

Other income

Other income primarily consists of financial subsidies, investment income and foreign exchange gains. Financial subsidies from local PRC government authority were recorded as other income in the unaudited condensed consolidated statements of comprehensive income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the six-month periods ended June, 2011 and 2012 were as follows:

	Six-month period ended June 30,2011	Six-month period ended June 30,2012
	RMB	RMB

Financial subsidies	3,094,959	17,491,213
Investment income	—	46,390,749
Foreign exchange gains/ (loss)	16,633,581	(3,186,375)
Reimbursement from the depository	8,080,557	7,918,650
Others	2,635,543	(2,810,073)

Total	30,444,640	65,804,164

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.5 billion as of June 30, 2012.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2011 and June 30, 2012 were RMB2.9 billion and RMB3.3 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

On June 13, 2012, the Company announced that the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund for a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”).

Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

The dividends paid by the Company’s PRC subsidiaries to the Company through its Hong Kong subsidiary is subject to a 5% PRC withholding tax amounting up to US$15 million, which is reflected in the Company’s 2012 second quarter financial results. (Note 5)

Earnings per share

In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Treasury stock

On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. And on June 13, 2011, our board of directors approved a US$300 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Treasury stock consists of ADS repurchased by the Group under these three plans. During the six-month period ended June 30, 2012, the Company repurchased 1,460,730 shares at a cost of RMB688 million (US$108 million). Treasury stock is accounted for under the cost method.

Segment reporting

The Company operates and manages its business as a single segment. In accordance with “Disclosures about Segment of an Enterprise and Related Information”, the Company’s Chief Operating Decision-Maker (“CODM”) has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the unaudited condensed consolidated financial statements.

The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In December 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (ASU) 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements on its financial position. This includes the effect or potential effect of rights of offset associated with an entity’s recognized assets and recognized liabilities and require improved information about financial instruments and derivative instruments that are either (1) offset in accordance with Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with Section 210-20-45 or Section 915-10-45. The amendments are effective for annual reporting periods beginning on or after January 1, 2013 and retrospective disclosure is required for all comparative periods presented. No early adoption is permitted. The Company is still assessing the impact from the adoption of ASU 2011-11.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). This update amends ASC Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for the Company’s fiscal quarter beginning January 1, 2012. The new guidance was adopted effective January 1, 2012, the adoption had no significant impact on the Group’s consolidated result of operations and financial condition.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220) — Presentation of Comprehensive Income. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the unaudited condensed statement of changes in shareholder’s equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance was adopted effective January 1, 2012, the adoption had no material impact on the Group’s consolidated results of operations and financial condition.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2011 and June 30, 2012, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the six-month periods ended June 30, 2011 and 2012. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2011 and June 30, 2012.

3. INVESTMENTS

Investments as of December 31, 2011 and June 30, 2012 were as follows:

	December 31, 2011	June 30, 2012
	RMB	RMB

Home Inns (equity method)	732,863,669	764,457,190
Hanting (available-for-sale)	492,658,379	411,135,182
Dining Secretary (available-for-sale)	65,414,773	66,005,773
Others	14,208,222	29,588,029

Total net book value	1,305,145,043	1,271,186,174

Home Inns & Hotels Management Inc. (“Home Inns”)

The Company purchased ADSs of Home Inns from time to time through the open market and in a private placement transaction. As of December 31, 2011, the Company held an aggregate equity interest of approximately 17.47% of the outstanding shares of Home Inns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Home Inns.

The Company calculated equity in income or losses of investment in Home Inns on one quarter lag basis, as allowed, as the financial statements of Home Inns were not available within a sufficient time period.

On October 1, 2011, Home Inns completed a transaction to acquire 100% equity interest in a business, pursuant to which Home Inns issued additional ordinary shares as part of the total consideration. As a result, the Company’s equity interest in Home Inns effectively decreased from 17.47% to 15.88%. However, because the then issuance price per share of the newly issued capital is higher than the Company’s average per share carrying amount, thus the Company recognized a noncash gain of RMB39.3 million for the six months period ended June 30, 2012.

The carrying amount and unrealized securities holding profit for investments as of December 31, 2011 and June 30, 2012 were as follows:

	December 31, 2011	June 30, 2012
	RMB	RMB

Investment cost
Balance at beginning of period	603,656,113	576,296,429

Foreign currency translation adjustments	(27,359,684)	5,516,776

Total investment cost	576,296,429	581,813,205

Value booked under equity method
Share of profit on affiliated companies investments	167,175,531	195,305,502
Amortization of identifiable intangible assets, net of tax	(10,608,291)	(12,661,517)

Total booked value under equity method.	156,567,240	182,643,985

Net book value	732,863,669	764,457,190

The financial position of Home Inns as of March 31, 2012 and September 30, 2011 are as follows:

	September 30, 2011	March 31, 2012
	RMB’000	RMB’000

Current assets	1,908,389	2,052,549
Non-current assets	6,013,060	7,234,545
Current liabilities	1,462,735	1,866,437
Non-current liabilities	2,635,492	3,618,864
Retain earnings	1,051,065	948,805

Non-controlling interests	12,705	14,935

The financial result of Home Inns for the six-month period ended March 31, 2012 and 2011 are as follows:

	Six-month period ended March 31, 2011	Six-month period ended March 31, 2012
	RMB’000	RMB’000

Total revenues	1,554,491	2,565,601
Income from operations	131,837	(3,724)
Net income	68,198	(68,285)
Net income attributable to the non-controlling interests	2,634	2,230

The closing price of Home Inns as of June 29, 2012 is US$22.66 per ADS, the aggregate market value of the Company’s investment in Home Inns is approximately RMB1.0 billion (US$163 million).

China Lodging Group, Limited (“Hanting”)

On March 31, 2010, the Company purchased newly issued 7,202,482 shares from Hanting in a private placement. On the same day, the Company purchased an aggregate of 11,646,964 shares of Hanting from the then shareholders. In addition, on March 31, 2010, the Company purchased 800,000 ADSs representing 3,200,000 ordinary shares of Hanting in its initial public offering (“IPO”). All transactions were made at a purchase price of US$12.25 per ADS, or US$3.0625 per share, which is the then IPO price. The total purchase cost is US$67.5 million (approximately RMB461 million). Upon the closing of the transactions described above, the Company holds an aggregate of 22,049,446 shares of Hanting (including 3,200,000 shares represented by ADSs), representing approximately 9% of Hanting’s total outstanding shares as of March 31, 2010.

Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as “available for sale” and measured the fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of Hanting as of June 29, 2012 is US$11.74 per ADS. As of June 30, 2012, the Company recorded the investment in Hanting at a fair value of RMB411 million (approximately US$65 million), with RMB18 million decrease in fair value of the investment debited to other comprehensive income.

Other investments included investment in Dining Secretary China Limited (“Dining Secretary”) as available-for-sale debt security, equity investment in Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”), and cost method investment in BTG-Jianguo Hotels & Resorts Management Co., Ltd. (“BTG-Jianguo”) and other equity investments in certain privately-held companies.

It has been concluded that the fair value of all investments above is greater than or equal to original cost, as a result, no impairments have been recorded for these investments.

4. FAIR VALUE MEASUREMENT

	Fair Value Measurement at June 30, 2012 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at June 30, 2012
	RMB	RMB	RMB	RMB	US$

Available-for-sale investments
Hanting	411,135,182	—	—	411,135,182	64,715,124
Dining Secretary	—	—	66,005,773	66,005,773	10,389,701

Total	411,135,182	—	66,005,773	477,140,955	75,104,825

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2011
	RMB	RMB	RMB	RMB	US$

Available-for-sale investments
Hanting	492,658,379	—	—	492,658,379	78,275,533
Dining Secretary	—	—	65,414,773	65,414,773	10,393,361

Total	492,658,379	—	65,414,773	558,073,152	88,668,894

There were no significant transfers between Level 1 and Level 2 investment during the year ended 2010 and 2011 and the roll forward of Level 3 investment is as following:

Amount
RMB

Fair value of available-for-sale (Level 3) investment as of December 31, 2011	65,414,773
Effect of exchange rate change	591,000
Fair value of available-for-sale (Level 3) investment as of June 30, 2012	66,005,773
Fair value of available-for-sale investment (Level 3) as of June 30, 2012 (US$)	10,389,701

The Company determined the fair value of their investment holding in Dining Secretary by using an income approach concluding on the overall investee’s equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The

Company used independent appraisal report, based on estimates, judgments and information of other comparable public companies, to determine its fair value. The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	26%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	36.02%
Option pricing model	Time to liquidation	4.0 years
	Risk-free rate	1.5097%
	Expected volatility	52.5%
	Probability	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%
	Dividend yield	Nil

5. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries registered in the Hong Kong are subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Taiwan

The Company’s consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. In the first half of the year 2010, announced by local authority, general enterprise income tax rate of Taiwan was reduced from 25% to 17%. The application tax rate for the Company’s subsidiary in Taiwan is 17%, which was effective retroactively as of January 1, 2010.

China

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

In 2007, the National People’s Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expired on December 31, 2010. These four entities reapplied for the qualification in 2011, and got approval form government authority.

Shenzhen Ctrip is registered in the city of Shenzhen in China, which was a special economic zone entitled to a preferential tax rate of 15% before 2008. Under the current CIT law, Shenzhen Ctrip is entitled to a transitional tax rate which is gradually increased to 25% from 2008 to 2012. The applicable CIT rates from 2008 to 2012 are 18%, 20%, 22%, 24% and 25%, respectively. Starting from 2012, Shenzhen Ctrip would be subjected to the general CIT rate of 25%.

In 2002, China’s State Administration of Taxation passed an implementation for the preferential tax treatment in China’s Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”) enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. In 2012, China’s State Administration of Taxation extended the period to 2020. Accordingly, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) will be released. Before the release of the New Catalog, enterprises falling within the encouraged industries under the “old” Catalogs may temporarily apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing, which offset the effective tax rate by 5% of the six-month period ended June 30, 2012.

In 2012, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises, Chengdu Ctrip and Chengdu Ctrip International.

Pursuant to the CIT Law and Circular Caishui [2008] No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise (“FIE”) to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation (“SAT”) and tax treaty are met and proper procedures have been gone through. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008.

On June 13, 2012, the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund for a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”). The dividends paid by the Company’s PRC subsidiaries to the Company through its Hong Kong subsidiary is subject to a 5% PRC withholding tax, of which RMB95 million (US$15 million) is accrued as of June 30, 2012.

The dividend distribution on June 13, 2012 aforesaid was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The Company expects to reinvest the remaining undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no additional deferred tax liability was provided on the outside basis difference for the remaining undistributed earnings of RMB3.3 billion after January 1, 2008.

Composition of income tax expense

The current and deferred portion of income tax expense included in the unaudited condensed consolidated statements of comprehensive income for the six-month periods ended June 30, 2011 and 2012 were as follows:

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012
	RMB	RMB

Current income tax expense	(109,070,193)	(92,243,599)
Deferred tax expense	(1,733,029)	(89,111,624)
Total income tax expense	(110,803,222)	(181,355,223)

As of June 30, 2011 and 2012, valuation allowance of RMB19.5 million and RMB36.0 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of June 30, 2012, the Group had net operating tax loss carry forwards amounted to RMB143.9 million which will expire from 2014 to 2017 if not used.

The provisions for income taxes for the six-month periods ended June 30, 2011 and 2012 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.

The following table sets forth the effect of preferential tax on China operations:

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012
	RMB	RMB

Tax holiday effect	55,717,912	62,064,257
Basic net income per ADS effect	0.39	0.43
Diluted net income per ADS effect	0.37	0.42

6. RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2011 and 2012 significant related party transactions were as follows:

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012
	RMB	RMB

Commissions from Home Inns	10,975,239	14,855,842
Commissions from Hanting	3,381,045	5,665,208
Commissions from Starway Hong Kong	—	2,847,209
Consideration of equity transfer to Hanting	—	17,131,759
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)	14,818,895	16,211,252
Printing expenses to Joyu Tourism Operating Group (“Joyu”)	1,080,000	1,080,000

The Company’s hotel supplier, Home Inns has two directors in common with the Company. Home Inns closed the acquisition of Motel 168 International Holdings Limited (“Motel 168”) on September 30, 2011 and consolidated its financial results thereafter. Commissions from Home Inns presented above include the commissions from Motel 168 for the six-month period end June 30, 2012. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the six-month periods ended June 30, 2011 and 2012 are presented as above.

The Company transferred 51% equity of Starway Hong Kong to Hanting during the six-month period ended June 30, 2012, of which the price for the transaction is presented as above.

The Company’s tour package supplier, Ananda is an association investment of Wing On Travel. Tour package purchase from Ananda for the six-month periods ended June 30, 2011 and 2012 is presented as above.

The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the six-month periods ended June 30, 2011 and 2012 are presented as above.

As of December 31, 2011 and June 30, 2012, significant balances with related parties were as follows:

	December 31, 2011	June 30, 2012
	RMB	RMB

Due from related parties:
Due from Home Inns	2,556,809	4,124,811
Due from Hanting	1,009,091	1,649,021
Due from Starway Hong Kong	—	1,698,884
Others	1,428,660	1,443,468

	4,994,560	8,916,184

Due to related parties:
Due to Ananda	8,585,648	6,648,057
Due to Hanting	—	1,000,000
Due to Joyu	360,000	180,000
Due to related parties of a VIE	249,910	249,910

	9,195,558	8,077,967

The amounts due from and due to related parties as of December 31, 2011 and June 30, 2012 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized, interest-free and have normal business payment terms.

7. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	Six-month period ended June 30, 2011	Six-month period ended June 30, 2012
	RMB	RMB

Numerator:
Net income attributable to Ctrip’s shareholders	498,610,705	328,037,041

Denominator:
Denominator for basic earnings per ordinary share
—weighted average ordinary shares outstanding	35,927,061	35,704,754
Dilutive effect of share options	2,164,050	1,394,936

Denominator for diluted earnings per ordinary share	38,091,111	37,099,690

Basic earnings per ordinary share	13.88	9.19

Diluted earnings per ordinary share	13.09	8.84

Basic earnings per ADS	3.47	2.30

Diluted earnings per ADS	3.27	2.21

For the six-month periods ended June 30, 2011 and 2012, the Group excluded 374,540 and 1,883,357 respectively, outstanding weighted average stock options and RSUs from the calculation of diluted earnings per common share because their effects were anti-dilutive.

8. Commitments and contingencies

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases as of June 30, 2012. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB

Less than 1 year	53,226,497
1-2 years	32,828,626
2-3 years	14,340,765
3-4 years	5,736,634
4-5 years	1,460,603
107,593,125

Rental expense amounted to RMB30,361,384 and RMB40,431,695 for the six-month periods ended June 30, 2011 and 2012, respectively. Rental expense is charged to the statements of comprehensive income when incurred.

Capital commitments

As of June 30, 2012, the Company had outstanding capital commitments totaling RMB449 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of June 30, 2012, the amount under these guarantee arrangements was approximately RMB777 million.

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations.

However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

9. Short-term borrowings

In June 2012, the Group entered into a contract with China Construction Bank for a loan facility of up to US$72.75 million. The facility has a maturity of 12 months and is collaterized by a bank deposit of RMB500 million provided by one of the Company’s wholly-owned subsidiaries. As of June 30, 2012, the Group obtained two borrowings of RMB381.1 million (US$60.0 million) in aggregate under the facility. The interest rate of borrowings is 2.3679% and 2.3606% per annum, respectively. In July 2012, the Group further drew down USD12.75 million. The Company is in compliance with the loan covenant at June 30, 2012.

10. Subsequent events

In July 2012, the Group entered into a contract with Agricultural Bank of China for a loan facility of RMB500 million. The facility is pledged by a bank deposit of RMB500 million of one of the Company’s subsidiaries.

As of the date of this report, the Group has drawn down RMB490 million under the loan facility, with a term of 3 months and annum interest rate of 2.85%.